February 14, 2025

Christopher Nicoll
Chief Executive Officer
Thunder Power Holdings, Inc.
221 W 9th St #848
Wilmington, Delaware 19801

       Re: Thunder Power Holdings, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed January 29, 2025
           File No. 001-41424
Dear Christopher Nicoll:

       We have conducted a limited review of your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed January 29, 2025
General

1. We note that your proxy statement asks shareholders to consider and vote on a proposal to approve the issuance of common stock in exchange for shares in Electric
       Power Technology Limited. This would appear to invoke the principles contained in
       Note A of Schedule 14A and therefore require you to provide the disclosure contained in Item 14 of Schedule 14A as it relates to the acquisition of the equity interest in
       Electric Power Technology. Please advise or revise to provide all of the information required by Item 14 of Schedule 14A.
 February 14, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:   Elizabeth Fei Chen, Esq.